Form N-SAR
Item 77 D
Policies With Respect to Security Investments
The RBB Fund, Inc.

1.	The Board of Directors of The RBB Fund, Inc. approved
changes to the investment policies of the following funds at a Board meeting held on December 20, 2006:

     1. Robeco WPG Small Cap Value Fund's investment limitation in securities of unseasoned issuers increased so that up to 25% of the Fund's net assets may be invested in such issuers.

     2. Robeco Boston Partners Long/Short Equity Fund's investment limitation in long securities positions increased to 125% of the Fund's net assets.

     The RBB Fund, Inc. incorporates herein by reference the Prospectuses and Statement of Additional
Information dated December 31, 2006 (as revised
January 1, 2007) with respect to the Investor and Institutional Class of shares of each of the Robeco
WPG Small Cap Value Fund and Robeco Boston Partners
Long/Short Equity Fund that was filed electronically with the SEC on January 5, 2007. (Accession No.
0001193125-07-002222).

2.	On January 12, 2007, the Board of Directors of The RBB
Fund, Inc approved a proposal to effect liquidating redemptions of all shares of the n/i numeric investors
Emerging Growth Fund, n/i numeric investors Growth
Fund, n/i numeric investors Mid Cap Fund, and n/i numeric investors Small Cap Value Fund (the "Funds").
As part of the proposal approved by the Board, each Fund was permitted to deviate from its primary investment policy and invest in cash, certain short-term and medium-term debt securities or deposits of U.S. or foreign issuers, including commercial paper, bank obligations, government securities and repurchase agreement.

The RBB Fund, Inc. incorporates herein by reference the supplement dated January 12, 2007 that was filed electronically with the SEC on January 12, 2007.
(Accession No. 0001193125-07-006027).

The RBB Fund, Inc. incorporates herein by reference the supplement dated February 1, 2007 that was filed electronically with the SEC on February 1, 2007.
(Accession No. 0001193125-07-018203).